                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month  of   JULY                                                    2000
                    ------------------------------------------------------------
                               QUEBECOR WORLD INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
--------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                           Form 40-F  X
          ---                                                 ---


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No  X
    ---                                ---

                                 Press Releases
                                       and
                        Consolidated Financial Statements
                                       of
                               QUEBECOR WORLD INC.
                             Filed in this Form 6-K


Documents index

1.       Press Release dated June 30, 2000 (#18/00)

2.       Press Release dated July 12, 2000 (#19/00)

3.       Press Release dated July 28, 2000 (#20/00);

4. Consolidated Financial Statements for the six months period ended June 30, 2000.

JUNE 30, 2000                                                              18/00

FOR IMMEDIATE RELEASE

                     PUBLISHERS JOIN PRINTERS IN XML EFFORT

NEW YORK, N.Y. - Several leading printing and publishing companies have jointly agreed to test electronic formats for communications between publishers and printers. The initial members of the team include publishing companies Meredith Corporation, The New York Times Company Magazine Group and The Reader's Digest Association. Printing company members include Quad/Graphics, Quebecor World and R.R. Donnelley & Sons Company. In addition, CDS Fulfillment is participating to ensure compatibility with list management and postal requirements.

The team is currently evaluating XPP, which stands for "XML for Publishers and Printers," as a powerful and contemporary tool to facilitate publisher-to-printer technical data transfer. XML is the abbreviation for Extensible Markup Language, considered the premier emerging protocol for Internet-based transactions. During the initial proof-of-concept phase, spanning 90 days, the team will attempt to demonstrate that its proposed protocol can precisely convey the regional, demographic and production requirements of complex consumer magazines, catalogs and other printed products.

When its preliminary work is complete, the team intends to share its findings with other interested parties with the goal of developing open standards for the industry.

MEREDITH CORPORATION (www.meredith.com) is one of the nation's leading media and marketing companies with businesses centering on magazine and book publishing, television broadcasting, integrated marketing and interactive media. Meredith publishes 20 subscription magazines, including BETTER HOMES AND GARDENS and LADIES' HOME JOURNAL, and more than 100 special interest publications. Meredith owns 12 television stations - located in fast-growing markets such as Atlanta, Phoenix, Orlando, Portland and Las Vegas - and produces original television programming based on its strong brands. Additionally, Meredith has an extensive Internet presence, with 26 Web sites and branded anchor tenant positions on America Online. The Company employs more than 2,500 people.

THE NEW YORK TIMES COMPANY MAGAZINE GROUP is a subsidiary of The New York Times Company (www.newyorktimes.com). Headquartered in Trumbull, Connecticut, The Magazine Group publishes GOLF DIGEST, the largest golf publication in the world; GOLF WORLD, the world's leading weekly golf publication; and GOLF WORLD BUSINESS, the largest golf business publication in the field. The New York Times Company is a diversified media company including newspapers, magazines, television and radio stations, and electronic information and publishing. The Company had 1999 revenues of $3.1 billion.

THE READER'S DIGEST ASSOCIATION, INC. (www.readersdigest.com) is a global publisher and direct marketer of products that inform, enrich, entertain and inspire people of all ages and all cultures around the world. Worldwide revenues were $2.5 billion for the fiscal year ended June 30, 1999. Global headquarters are located at Pleasantville, New York.

FOR IMMEDIATE RELEASE                                           Page 2 of 2

QUAD/GRAPHICS (www.qg.com) is the largest privately held printer of magazines, catalogs, books and other commercial products in the world. It is an industry leader in integrating equipment, technology and systems across all operating divisions in all plants for the purpose of reducing cycle times. Its long-standing integration initiative includes a seamless transfer of information from publishers and catalogers directly to Quad/Graphics' 22 print-production facilities on three continents. Constant growth over the past 29 years - mostly through internal expansion - has resulted in a company with the most modern plants, equipment and capabilities. Globally, Quad/Graphics employs more than 13,000 people. Sales exceed $2 billion annually.

QUEBECOR WORLD INC. (www.quebecorworld.com) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India. 1999 pro forma revenues were $6.5 billion.

R.R. DONNELLEY & SONS COMPANY (www.rrdonnelley.com) is a leading printer, communications services and logistics company, offering a full range of integrated service solutions to help publishers, merchandisers, financial and health care companies deliver communications to their customers. R.R. Donnelley's end-to-end solutions include pre-media, content management, printing, Internet and logistics services. The Company's 34,000 employees serve customers in North America, South America, Asia and Europe. R.R. Donnelley had $5.2 billion in revenues in 1999.

                                     - 30 -

For more information, please contact:

Karen Chivaro                               Ron Nash
Meredith Corporation                        Quad/Graphics
(515) 284-3000                              (414) 566-6230
                                            ron@qgraph.com

Jeffrey Thomas                              Claire Lanctot
Reader's Digest Association                 Quebecor World Inc.
(914) 244-7692                              (514) 931-6521
jeffrey_thomas@readersdigest.com            lanctot.claire@quebecor.com

Frank Montague
R.R. Donnelley & Sons Company:
(630) 322-6772
frank.montague@rrd.com

JULY 12, 2000                                                              19/00

For immediate release                                                PAGE 1 OF 1


             QUEBECOR WORLD INC. ANNOUNCES THE PRIVATE PLACEMENT OF
                          US$ 250 MILLION SENIOR NOTES

MONTREAL - Quebecor World Inc. announced today the private placement of senior notes in the aggregate principal amount of US$250 million by its wholly-owned subsidiary, Quebecor World Capital Corporation. The notes are guaranteed by Quebecor World Inc. and its wholly-owned subsidiary, Quebecor Printing (USA) Holdings.

US$175 million of such notes mature on July 15, 2010 and bear interest at a rate of 8.42%. The remaining US$75 million of notes mature on July 15, 2012 and bear interest at a rate of 8.52%. The total proceeds from the senior notes have been used to repay bank indebtedness incurred during 1999 to fund the acquisition of World Color Press, Inc.

The placement agents for Quebecor World in connection with the private placement of the notes were Salomon Smith Barney Inc., Banc of America Securities, LLC, and SPP Capital Partners, LLC.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION:

Christian M. Paupe                          Mark D'Souza
Executive Vice President                    Vice President and Treasurer
Quebecor World Inc.                         Quebecor World Inc.
(514) 877-5305                              011-41-26-347-4777
(800) 567-7070

JULY 28, 2000                                                              20/00

FOR IMMEDIATE RELEASE                                                Page 1 of 2


   QUEBECOR WORLD ANNOUNCES 24% INCREASE IN EARNINGS PER SHARE ON A CASH BASIS
                            FOR SECOND QUARTER 2000

MONTREAL, CANADA - Quebecor World announces today its results for the second quarter of 2000. Revenue, operating income and net income reached unprecedented levels with record performance in every product line of the Company.

For the three months ended June 30, 2000, Quebecor World revenues totalled US$1.5 billion, a 64% increase over US$944 million for the corresponding period in 1999. The increase in revenue and operating income is largely due to the inclusion of World Color operations for the second quarter of 2000 when compared to that of 1999. In addition, internal growth for the combined operations of Quebecor World reached 5%, more than double that of 1999. Margins continued to improve during the quarter to reach the highest level in the Company's history. "The print market is competitive but the new level of efficiency that is being realized by the Merger with World Color and the gain from previous capital investment is giving us these new record margin levels and we believe further efficiencies can and will be realized" said Mr. Charles G. Cavell, President and Chief Executive Officer of Quebecor World. Operating income increased 95% to US$168 million, from US$86 million for the second quarter of fiscal 1999. Net income was US$63 million, or US$0.41 per share, compared with US$45 million, or US$0.36 per share, last year, an increase of 14%. On a cash basis, net income before goodwill amortization reached US$0.51 per share in 2000 compared to US$0.41 per share in 1999, a 24% improvement.

"The majority of our core print media businesses in the US experienced strong internal growth over the quarter. This achievement is significant because, at the same time, the Company is executing its restructuring plan and has temporarily put out of service a large number of presses in the second quarter. I am more than pleased with the progress of our integration of the World Color operations to date" stated Mr. Cavell. Most of the manufacturing capacity from discontinued plants will be reinstalled in the third quarter.

For the six months ended June 30, 2000, the Company's revenues increased 71% to reach US$3.2 billion, compared with US$1.9 billion for the same period last year. Operating income reached US$306 million, a 115% increase over US$142 million for the first half of 1999. Net income increased to US$100 million, or US$0.65 per share, from US$68 million, or US$0.54 per share, last year, an improvement of 20%. Net income on a cash basis increased 39% to US$0.86 per share, from US$0.62 per share for the corresponding period of 1999.

Free cash flow from operations for the six months ended June 30, 2000 reached US$206 million and was used to reduce the debt arising from the World Color acquisition. As of the end of the second quarter, the Company's debt-to-equity ratio decreased to 53:47 from a high at the time of the merger of 62:38. "The strong cash flow being generated from operations should allow us to completely retire the remaining acquisition bank debt incurred at the time of the Merger within less than two years. This clearly demonstrates the financial strength of the new Company" said Mr. Cavell.

FOR IMMEDIATE RELEASE                                                Page 2 of 2


In June, the Company issued Senior Notes of US$250 million. The strong support from the investment community has allowed the Company to diversify its funding sources and extend the maturity of its debt to 2010 and 2012 at very favourable terms. "This vote of confidence from the debt capital markets is yet another confirmation of the strength and the future prospects of the Company" said Mr. Cavell. Proceeds are largely being used to pay down acquisition bank debt.

During the second quarter, the Company purchased 557,408 Subordinate Voting Shares for cancellation under its Normal Course Issuer Bid, announced April 4, 2000. The total cash cost was CDN$16.8 million, with an average cash cost per share of CDN$30.17. The Company believes that the purchase of Subordinate Voting Shares under the issuer bid represents an attractive investment at current trading prices, and will continue to repurchase shares. The issuer bid is being funded with cash proceeds from the sale of non-core assets as well as those made redundant as a result of restructuring.

The Board of Directors declared a dividend of US$0.08 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares. The two dividends are payable on September 1, 2000 to shareholders of record at the close of business on August 17, 2000.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS. THOSE AND OTHER RISKS ARE MORE FULLY DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Charles G. Cavell                          Christian M. Paupe
President & Chief Executive Officer        Executive Vice President
Quebecor World Inc.                        Quebecor World Inc.
(514) 877-5185                             (514) 954-0101
(800) 567-7070                             (800) 567-7070

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Periods ended June 30
(In millions of US dollars, except per share data)

                                                       Three months                           Six months
=============================================================================================================================
                                                    2000          1999      Change         2000          1999       Change
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Revenues                                         1,549.1         944.3        64 %      3,179.5       1,854.8         71 %
Operating income before amortization               255.9         145.2        76 %        487.6         259.0         88 %
Operating income                                   167.7          85.8        95 %        305.9         142.3        115 %
Net income                                          62.8          45.2        39 %        100.4          68.4         47 %
Cash provided from operating activities            216.9         164.4        32 %        289.5         233.4         24 %
Free cash flow from operations*                    163.0         125.6        30 %        205.9         163.7         26 %
Operating margin before amortization                16.5 %        15.4 %                   15.3 %        14.0 %
Operating margin                                    10.8 %         9.1 %                    9.6 %         7.7 %
=============================================================================================================================

SEGMENTED INFORMATION
REVENUES
    United States                                1,044.5         459.1       128 %      2,176.6         925.4        135 %
    Canada                                         260.8         243.6         7 %        508.3         464.1         10 %
    Europe                                         217.9         219.2        (1)%        445.2         422.3          5 %
    Latin America                                   26.2          22.9        14 %         51.7          44.5         16 %

OPERATING INCOME
    United States                                  116.3          39.4       195 %        215.8          63.4        240 %
    Canada                                          29.1          27.1         7 %         49.2          43.6         13 %
    Europe                                          14.9          16.0        (7)%         28.3          27.5          3 %
    Latin America                                    1.2           1.5       (20)%          2.9           4.4        (34)%

OPERATING MARGINS
    United States                                   11.1 %         8.6 %                    9.9 %         6.9 %
    Canada                                          11.2 %        11.1 %                    9.7 %         9.4 %
    Europe                                           6.8 %         7.3 %                    6.4 %         6.5 %
    Latin America                                    4.6 %         6.6 %                    5.6 %         9.9 %
=============================================================================================================================

PER SHARE DATA
Cash earnings**                                    $0.51        $ 0.41        24 %       $ 0.86        $ 0.62         39 %
Net income                                         $0.41        $ 0.36        14 %       $ 0.65        $ 0.54         20 %
Dividends                                          $0.08        $ 0.07                   $ 0.15        $ 0.14
Book value                                                                               $14.58       $ 12.42
=============================================================================================================================

FINANCIAL POSITION
Working capital                                                                           157.8         267.0
Total assets                                                                            6,529.8       3,859.1
Long-term debt                                                                          2,643.7       1,039.8
Shareholders' equity                                                                    2,359.4       1,735.1
Debt-to-equity ratio                                                                      53:47        37:63
=============================================================================================================================

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

** Net income before goodwill amortization, less net income available to holders of preferred shares.

CONSOLIDATED STATEMENTS OF INCOME

Periods ended June 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

                                                                         Three months                   Six months
=======================================================================================================================
                                                                      2000           1999           2000           1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                (Restated)                    (Restated)
                                                                                  (Note 1)                      (Note 1)
REVENUES                                                        $1,549,052     $  944,323     $3,179,491     $1,854,838

Operating expenses:
     Cost of sales                                               1,178,193        724,343      2,451,074      1,445,917
     Selling, general and administrative                           114,889         74,836        240,792        149,929
     Amortization of fixed assets and deferred charges              88,278         59,402        181,687        116,726
    -------------------------------------------------------------------------------------------------------------------
                                                                 1,381,360        858,581      2,873,553      1,712,572
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                   167,692         85,742        305,938        142,266
Financial expenses                                                  54,466         15,889        115,560         33,673
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                         113,226         69,853        190,378        108,593

Income taxes:
     Current                                                        10,525         11,862         20,923         18,035
     Future                                                         23,136          7,976         35,620         12,805
     ------------------------------------------------------------------------------------------------------------------
                                                                    33,661         19,838         56,543         30,840
-----------------------------------------------------------------------------------------------------------------------
Income before non-controlling interest                              79,565         50,015        133,835         77,753
Non-controlling interest                                               672            339          1,114            761
-----------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE GOODWILL AMORTIZATION                             78,893         49,676        132,721         76,992
Goodwill amortization                                               16,120          4,412         32,339          8,543
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                      $   62,773     $   45,264     $  100,382     $   68,449
Net income available to holders of preferred shares                  2,533          2,544          5,115          5,021
-----------------------------------------------------------------------------------------------------------------------
Net income available to holders of equity shares                $   60,240     $   42,720     $   95,267     $   63,428
=======================================================================================================================
EARNINGS PER SHARE                                              $     0.41     $     0.36     $     0.65     $     0.54
EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION                 $     0.51     $     0.41     $     0.86     $     0.62
=======================================================================================================================
Average number of equity shares outstanding
     (in thousands)                                                147,434        117,589        147,571        116,723
=======================================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended June 30
(In thousands of US dollars)
(Unaudited)

                                                                               Six months
==============================================================================================
                                                                           2000           1999
----------------------------------------------------------------------------------------------
                                                                                     (Restated)
                                                                                       (Note 1)
OPERATING ACTIVITIES
     Net income                                                       $ 100,382      $  68,449
     Non-cash items in net income:
         Amortization of fixed assets                                   168,978        111,448
         Amortization of goodwill and deferred charges                   45,048         13,820
         Amortization of deferred financing costs                         4,180            828
         Future income taxes                                             35,620         12,805
         Other                                                             (137)         1,104

     Changes in non-cash balances related to operations:
         Trade receivables                                              140,205         83,130
         Inventories                                                      8,930         14,113
         Trade payables and accrued liabilities                        (180,381)       (74,989)
         Other current assets and liabilities                           (18,872)         4,052
         Other non-current assets and liabilities                       (14,474)        (1,337)
----------------------------------------------------------------------------------------------
     Cash provided from operating activities                            289,479        233,423

FINANCING ACTIVITIES
     Net change in bank indebtedness                                     (2,541)       (16,975)
     Net proceeds from issuance of capital stock                          2,051        158,946
     Shares repurchased under a Normal Course Issuer Bid                (12,842)            --
     Repayments of long-term debt                                      (184,543)      (248,755)
     Dividends on equity shares                                         (22,098)       (16,233)
     Dividends on preferred shares                                       (5,074)        (5,089)
     Dividends to non-controlling interest                                   --            (19)
----------------------------------------------------------------------------------------------
     Cash used by financing activities                                 (225,047)      (128,125)

INVESTING ACTIVITIES
     Business acquisitions, net of cash and cash equivalents               (545)       (51,645)
     Additions to fixed assets                                         (102,446)       (72,939)
     Net proceeds from disposal of non-core assets                       23,919          8,278
----------------------------------------------------------------------------------------------
     Cash used by investing activities                                  (79,072)      (116,306)

Effect of exchange rate changes on cash and cash equivalents             14,903         12,375
----------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                   263          1,367
Cash and cash equivalents, beginning of period                            3,613            309
----------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                              $   3,876      $   1,676
==============================================================================================

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

                                                                JUNE 30         December 31             June 30
                                                             (UNAUDITED)           (Audited)         (Unaudited)
================================================================================================================
                                                                   2000                 1999                1999
================================================================================================================
                                                                                  (Restated)          (Restated)
                                                                                    (Note 1)            (Note 1)
Assets

Current assets:
     Cash and cash equivalents                               $     3,876         $     3,613         $     1,676
     Trade receivables                                           586,380             743,305             621,217
     Inventories                                                 470,882             486,228             222,928
     Future income taxes                                          32,185              36,385              35,385
     Prepaid expenses                                             29,945              27,831              31,290
    ------------------------------------------------------------------------------------------------------------
                                                               1,123,268           1,297,362             912,496
Fixed assets, net of accumulated
     amortization of $1,285,889, $1,180,316
     and $1,108,180 respectively                               2,795,690           2,895,307           2,178,420
Goodwill                                                       2,474,426           2,526,707             670,790
Other assets                                                     136,381             153,752              97,380
----------------------------------------------------------------------------------------------------------------
                                                               6,529,765         $ 6,873,128         $ 3,859,086
================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness                                       $     3,094         $     5,646         $     4,331
     Trade payables and accrued liabilities                      903,236           1,103,171             549,665
     Income and other taxes                                       17,762              38,751              54,001
     Current portion of long-term debt                            41,371              77,260              37,461
----------------------------------------------------------------------------------------------------------------
                                                                 965,463           1,224,828             645,458

Long-term debt                                                 2,435,337           2,582,911             949,775
Other liabilities                                                294,837             290,203             160,614
Future income taxes                                              285,497             255,000             294,202
Convertible debentures                                           166,982             179,752              52,583
Non-controlling interest                                          22,238              22,002              21,378

Shareholders' equity:
     Capital stock                                             1,647,323           1,653,846           1,061,448
     Contributed surplus                                          88,737              88,737              88,737
     Other paid-in capital                                        17,976              20,831                  --
     Retained earnings                                           719,096             650,155             671,355
     Translation adjustment                                     (113,721)            (95,137)            (86,464)
----------------------------------------------------------------------------------------------------------------
                                                               2,359,411           2,318,432           1,735,076
----------------------------------------------------------------------------------------------------------------
                                                             $ 6,529,765         $ 6,873,128         $ 3,859,086
================================================================================================================

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except per share data)
(Unaudited)


1.   ACCOUNTING CHANGE:

     Effective January 1, 2000, the Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the acccounting for income taxes and the accounting for employee future benefits, including pension and non-pension post-retirement benefits.

     A)  INCOME TAXES

         In December 1997, the Accounting Standards Board issued Section 3465 of the CICA Handbook, "Income Taxes". Under the asset and liability method of Section 3465, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not", a valuation allowance is provided.

         The Company has adopted in 2000 the new recommendations of the CICA and has applied the provisions of Section 3465 retroactively to January 1989 when the Company was created. The cumulative effect of this change in accounting for income taxes is reported as a restatement to increase the opening balance of retained earnings as of January 1, 2000 by $7,119 (an increase of $8,690 as of January 1, 1999).

         Accordingly, the financial statements for the six months ended June 30, 1999 have been restated to comply with the provisions of Section 3465. In addition to restating the future income tax accounts, an allocation between short- and long-term portions is now presented in the consolidated balance sheets.

     B)  EMPLOYEE FUTURE BENEFITS

         In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook,"Employee future benefits". Under the Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payment other than pensions and workers' compensation. The Company previously expensed the cost of post-retirement benefits other than pension, which are principally health care, as claims were incurred by the employees and paid by the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

         The Company has elected to recognize this change in accounting on the immediate recognition basis retroactively to January 1, 1992. The cumulative effect of this change in accounting for pension and other post-retirement benefits is reported as a restatement to decrease of the opening balance of retained earnings as of January 1, 2000 by $10,715 (a decrease of $9,694 as of January 1, 1999).

     C)  SUMMARY EFFECT

         The following summarizes the impact of applying Sections 3465 and 3461 on net income, retained earnings, and earnings per share for the quarter and the six months ended June 30, 1999. The presentation of fixed assets, goodwill, future income taxes and other liabilities are also affected by these changes.



                                                     THREE MONTHS                    SIX MONTHS
        ===============================================================================================================
                                                                EARNINGS                        EARNINGS      RETAINED
                                              NET INCOME       PER SHARE       NET INCOME      PER SHARE       EARNINGS
        ---------------------------------------------------------------------------------------------------------------
         As previously reported               $   45,890        $  0.37        $   70,113       $  0.56      $  674,023
         Effect of Section 3465                     (497)         (0.01)           (1,127)        (0.02)          7,563
         Effect of Section 3461, net of taxes       (129)             -              (537)           -          (10,231)
        ---------------------------------------------------------------------------------------------------------------

         As restated                          $   45,264        $  0.36        $   68,449       $  0.54      $  671,355
        ===============================================================================================================

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR WORLD INC.


                                    By:   (s)  CLAUDINE TREMBLAY
                                         ----------------------------------
                                    Name:   Claudine Tremblay
                                    Title:  Assistant Secretary


Date: JULY 28, 2000